   As filed with the Securities and Exchange Commission on December 6, 2000
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                      Objective Systems Integrators, Inc.
                      (Name of Subject Company (Issuer))

                            Tahoe Acquisition Corp.
                          Agilent Technologies, Inc.
                           (Names of Filing Persons)

                                 COMMON STOCK,
                               $ .001 PAR VALUE
                        (Title of Class of Securities)

                                  674424-10-6
                     (CUSIP Number of Class of Securities)

                            D. Craig Nordlund, Esq.
                            Senior Vice President,
                         General Counsel and Secretary
                          Agilent Technologies, Inc.
                              395 Page Mill Road
                       Palo Alto, California 94303-0870
                                (650) 752-5000
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                with a copy to:

                            Larry W. Sonsini, Esq.
                            John T. Sheridan, Esq.
                            Steve L. Camahort, Esq.
                            Robert D. Sanchez, Esq.
          Wilson Sonsini Goodrich & Rosati, Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                (650) 493-9300

                           CALCULATION OF FILING FEE

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
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
          Transaction valuation (1)                         Amount of filing fee
--------------------------------------------------------------------------------
                 $707,420,410                                     $141,484
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
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(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 39,854,671 shares of Common Stock of Objective Systems Integrators, Inc. at the tender offer price of $17.75 per share of Common Stock.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 as amended, equals 1/50 of 1% of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A
    Form or Registration No.: N/A
    Filing Party: N/A
    Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

  This Tender Offer Statement on Schedule TO relates to the commencement by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Agilent Technologies, Inc., a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, $0.001 par value ("Common Stock" or "Shares"), of Objective Systems Integrators, Inc., a Delaware corporation (the "Company"), at a price of $17.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

  The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

  (a) Financial information. Not applicable.

  (b) Pro forma information. Not applicable.

Item 11. Additional information.

  (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12. Exhibits.

  The following are attached as exhibits to this Schedule TO:

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
 (a)(1)  Offer to Purchase

 (a)(2)  Letter of Transmittal

 (a)(3)  Notice of Guaranteed Delivery

 (a)(4)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9

 (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees

 (a)(6) Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

 (a)(7) Summary newspaper advertisement, dated December 6, 2000, as published in The Wall Street Journal

 (a)(8) Press release issued by Parent on November 27, 2000 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on November 27, 2000)

 (a)(9) Presentation to analysts on November 27, 2000 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on December 4, 2000)

 (b)     None

 (d)(1) Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) filed by Parent on December 4, 2000)

 (d)(2) Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and certain stockholders of Objective Systems Integrators, Inc.
         (incorporated by reference to Exhibit 99.1(B) filed by Parent on December 4, 2000)

 (d)(3)  Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
         Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix and
         Jim Olsen, dated December 4, 2000

 (g)     None

 (h)     None

Item 13. Information Required by Schedule 13e-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          AGILENT TECHNOLOGIES, INC.

                                               /s/ Marie Oh Huber
                                          By: _________________________________
                                             Name: Marie Oh Huber
                                             Title: Vice President, Assistant
                                                    General Counsel and
                                                    Assistant Secretary

                                          TAHOE ACQUISITION CORP.

                                               /s/ Marie Oh Huber
                                          By: _________________________________
                                             Name: Marie Oh Huber
                                             Title:  Vice President

Date: December 6, 2000

                                 EXHIBIT INDEX

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
 (a)(1)  Offer to Purchase

 (a)(2)  Letter of Transmittal

 (a)(3)  Notice of Guaranteed Delivery

 (a)(4)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9

 (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees

 (a)(6) Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

 (a)(7) Summary newspaper advertisement, dated December 6, 2000, as published in The Wall Street Journal

 (a)(8) Press release issued by Parent on November 27, 2000 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on November 27, 2000)

 (a)(9) Presentation to analysts on November 27, 2000 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on December 4, 2000)

 (b)     None

 (d)(1) Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) filed by Parent on December 4, 2000)

 (d)(2) Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and certain stockholders of Objective Systems Integrators, Inc.
         (incorporated by reference to Exhibit 99.1(B) filed by Parent on December 4, 2000)

 (d)(3)  Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
         Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix and
         Jim Olsen, dated December 4, 2000

 (g)     None

 (h)     None

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